UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Reverse Stock Split

On March 26, 2024, the Company filed Articles of Amendment to its Articles of Incorporation, as amended (the “Articles of Amendment”), with the Registrar of Corporations of the Republic of the Marshall Islands, effecting on March 27, 2024 its previously-announced 1-for-10 reverse stock split of the Company’s common shares. The Company’s common shares began trading on a post-split basis on the Nasdaq Capital Market under the Company’s existing symbol “CTRM” but have been assigned a new CUSIP number, which is Y1146L 208.

Pursuant to the Articles of Amendment, every 10 shares of the Company’s issued and outstanding common shares were combined into one common share without any change to the par value per share, the voting rights of the common shares, any shareholder’s ownership percentage (subject to the effects of rounding) or any other aspect of the common shares. This reduced the number of the Company’s outstanding common shares from 96,623,876 shares to 9,662,384 shares. Shareholders who would have otherwise received a fraction of a common share of the Company as a result of the reverse stock split received a cash payment in lieu thereof based on a value of $3.50 per post-split share. Following completion of the reverse stock split, our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, beneficially owns 11,240 common shares and 12,000 Series B Preferred Shares collectively representing 0.12% of the Company’s total issued and outstanding share capital and 99.2% of the aggregate voting power of the Company’s total issued and outstanding share capital as of March 27, 2024.

The foregoing description does not purport to be complete and is qualified by reference to the Articles of Amendment, which are incorporated by reference herein and which are attached to this report on Form 6-K as Exhibit 99.1.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the new form of share certificate for the Company’s common shares.

Update Regarding the ATM Program

As previously announced, Castor Maritime Inc. (the “Company”) and Maxim Group LLC entered into an equity distribution agreement on May 23, 2023 for an at-the-market offering (the “ATM Program”) under which the Company may sell, with Maxim acting as sales agent over a minimum period of 12 months, common shares with an aggregate offering price of up to $30.0 million, subject to, as applicable, the offering limitations set forth in General Instruction I.B.5 of Form F-3.

The aggregate market value of the Company’s outstanding common shares held by non-affiliates on February 29, 2024 was $58,186,763.45 based on 96,511,467 issued and outstanding common shares held by non-affiliates and a per share price of $0.6029 based on the closing sale price of the Company’s common shares on January 5, 2024, as reported by the Nasdaq Capital Market, and as of the date of this Current Report remains under the $75 million specified in General Instruction I.B.1 of Form F-3. The foregoing share and per share amounts have not been retroactively adjusted to reflect the reverse stock split described herein. Therefore, the aggregate market value of common shares that may be sold by the Company or on the Company’s behalf (including under the ATM Program) pursuant to General Instruction I.B.5 of Form F-3 during the 12 calendar month period immediately prior to, and including, the date of any such sale may not exceed one-third of the aggregate market value of common shares held by non-affiliates. The Company has not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period.

The information contained in this report on Form 6-K and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: March 29, 2024
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer